Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File Nos. 33-95190, 333-03999, 333-21887, 333-57355, 333-64743, 333-53835, 333-38850, 333-57992, 333-70638 and 333-104211) and the Registration Statements on Form S-8 (File Nos. 33-95188, 333-36699, 333-45317, 333-67824 and 333-100630) of First Industrial Realty Trust, Inc. of our report dated March 9, 2004 relating to the consolidated financial statements, which appears in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 9, 2004 relating to the financial statement schedule, which appears in this Form 10-K.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 15, 2004